
13000744

KAMAN AR/12

Investing
TODAY

Kaman **Aerospace** produces complex metallic and composite structures for commercial and military aircraft, missile and bomb fuzing systems for the U.S. and allied militaries, our SH-2G Super Seasprite maritime helicopters and K-MAX medium-to-heavy lift helicopters, and proprietary aircraft specialty bearings and engineered products.

Kaman **Distribution** is one of the nation's leading industrial distributors, offering a wide variety of bearings and power transmission, control automation, motion control, material handling and electrical components, as well as related services.

AR 12

Building for **TOMORROW**

In 2012, Kaman continued to invest in our future – the customer relationships, technology, acquisitions and people that will drive success in the coming years.

Every investment is intended to serve two overarching purposes. They make our company stronger, more efficient and more profitable. And they support our customers – current and future – by providing more value-added solutions that drive their success and prosperity.



Neal J. Keating
Chairman, President and Chief Executive Officer

Dear shareholders

In 2009, Kaman Corporation established long-term objectives for our Aerospace and Distribution businesses. It was a time of great turmoil in our economy and the financial markets. Establishing ambitious, long-term revenue and profitability objectives required considerable faith in our economy as well as in our company. I am pleased to report that, with almost two years remaining until the end of 2014, Kaman has made great progress toward the objectives we set for ourselves four years ago. We are a stronger, leaner, more innovative and more customer-focused company than ever, confident in our ability to achieve even higher levels of revenue and profit growth.

During 2012, Kaman reported net earnings from continuing operations of $53.9 million, or $2.03 per diluted share, compared to $49.9 million, or $1.88 per diluted share, in 2011, an increase of 8.0%. Net sales for 2012 increased 7.8% to $1.59 billion, compared to $1.48 billion in 2011. Our Aerospace business turned in a solid performance in 2012, with a more integrated organization that will enable us to deliver more value to our customers. Growth was strong in Distribution as we continued to make strategic acquisitions in key geographic and end markets.

We were very pleased to achieve $52.0 million in free cash flow from continuing operations during 2012, compared to $15.1 million during 2011. This free cash flow generation was attained after a robust capital expenditure program for investments in 2012 that focused on building the future of our company. We have also returned cash to shareholders. In fact, our most recent dividend payment marked our 43rd consecutive year of dividend payments. When combined with our recent 14% quarterly dividend increase, this demonstrates our continued focus on total return to shareholders, which was 37.3% in 2012.

In November, we closed on a five-year, $500 million credit facility, replacing a prior $315 million credit facility. This larger borrowing base significantly increases our flexibility to execute our growth strategy.

Aerospace

Within our Aerospace segment, we established a reporting structure that is more cohesive and better able to meet the expanding needs of our customers. Aerospace now consists of three platforms: Fuzing, Bearings, and a new platform, Integrated Aerosystems, which consists of four major product lines: Air Vehicles and MRO; Composite Structures; Engineering Services; and Metallics & Assembly. This new alignment maximizes efficiencies and leverages our design-and-build and build-to-print capabilities across our operating units. For our customers, it enables us to provide a broader spectrum of solutions to fulfill their increasingly complex needs.

During 2012, our Aerospace business performed well. We saw continued strength from specialty bearing product lines and solid results across other programs, particularly the Joint Programmable Fuze program, where we delivered more than 27,000 units during the year. Revenues for 2012 were $580.8 million, an increase of 6.1% from 2011. Operating income for 2012 was $89.1 million,

FINANCIAL HIGHLIGHTS

IN THOUSANDS EXCEPT PER SHARE AMOUNTS (CONTINUING OPERATIONS)

	2012	2011
Net Sales	$ 1,592,828	$ 1,477,534
Net Earnings	53,928	49,928
Total Assets	1,096,993	996,398
Per share amounts:		
Net earnings per share:		
Basic	2.04	1.90
Diluted	2.03	1.88
Dividends declared	.64	.60
Shareholders' equity	15.79	14.22

compared to $80.4 million in 2011, an increase of 10.8%.

The diversity of our Aerospace platform continued to benefit the company as several product lines showed very strong growth, helping to offset slower-growth areas. Our specialty bearing product lines achieved double-digit sales growth. Today, Kaman bearings are a vital component in virtually every aerospace platform worldwide. We are benefiting from robust demand across markets, including our two largest end-customers, Boeing and Airbus. Our continued commitment to solving problems for our customers positions us for a steady stream of new program wins. To meet this demand, we continued to invest in our bearing operations during 2012, including new robotics equipment and capacity increases in our German operations, reflecting the growing importance of international markets.

Our Joint Programmable Fuze program has become a significant contributor, both of revenue and operating profit. It was our largest single program in 2012, based on revenue, and we end the year with a considerable backlog of orders and the expectation of strong momentum in 2013 and beyond.

The AH-1Z Viper program is nearing its initial delivery, having grown in scope and scale since it was first awarded several years ago. We now expect the program to exceed 150 aircraft and $200 million in revenue over the life of the contract. The AH-1Z program is an excellent example of creating synergies, demonstrating how Kaman can bring capabilities from across our Aerospace business to meet the needs of an important customer, in this case Bell Helicopters. Another example of cross-business synergy is our A-10 Wing Replacement Program with Boeing Defense, which involves capabilities from three different operating units.

In December 2011, two unmanned K-MAX® aircraft were deployed by the U.S. Marine Corps in Afghanistan. During 2012, these aircraft moved almost two million pounds of cargo. The aircraft have proven to be extremely reliable in a very demanding operating environment, and have demonstrated a low cost per flight hour. Due to its ruggedness and reliability, the aircraft deployment has been extended twice so far, and the field operations of the aircraft have evolved to include upgrades and additional mission capabilities. The unmanned K-MAX system has been honored with a nomination for the prestigious 2012 Robert J. Collier Trophy. This award has recognized some of the greatest achievements in American aeronautics and we are honored to have the K-MAX so recognized. Also, in 2012, the unmanned K-MAX was a "Grand Award" winner in *Popular Mechanics* magazine's annual "Best of What's New" compilation. Most importantly, the K-MAX aircraft have taken numerous truck convoys off dangerous roads in combat areas, saving the lives of American and allied service members.

Other programs continued to perform well in 2012, including the BLACK HAWK cockpit program, one of our largest programs. We have produced more than 900 cockpits for our customer, Sikorsky, over the life of the program, and we recently signed a new production contract with them that has solidified our relationship for an additional five years. We also have worked closely with Airbus on its A350 aircraft, which will contain the highest Kaman bearing content of any aircraft ever built. In addition, a number of new programs for composite structures were awarded across the company in 2012, which will contribute to our future growth.

During the year, we continued to pursue the sale of the eleven SH-2G(I) Super Seasprite Helicopters and expect a contract award in the first half of 2013



UNMANNED K-MAX LANDING SUPPORT TEAM MARINES WITH COMBAT LOGISTICS BATTALION 5 RUSH TOWARD A HOVERING K-MAX UNMANNED HELICOPTER IN HELMAND PROVINCE, AFGHANISTAN, MAY 22, 2012. THE TEAM MADE HISTORY BY PERFORMING THE FIRST-EVER UNMANNED, MID-FLIGHT CARGO HOOKUPS.
PHOTOGRAPH BY CORPORAL LISA TOURTELOT, UNITED STATES MARINE CORPS.

that will mark a major milestone for Kaman. A program to sell the aircraft will ultimately lead to a significant reduction in inventory, generating significant cash for the company; it will also provide an ongoing revenue stream from service, support and the sale of spare parts.

Finally, I am particularly excited about a joint venture agreement signed in 2012 between Kaman Aerospace and Kineco Private Limited to form a manufacturing company in India. The joint venture, based in Goa, manufactures advanced composite structures for aerospace, medical and other industries. It advances our strategy of expanding our composites capabilities by adding strong local knowledge and business relationships to our international customer base. We anticipate significant opportunities in both commercial and defense applications stemming from this new venture.

Distribution

Our Distribution segment has established three product platforms – MRO - Bearings and Power Transmission, Electrical and Automation Control, and Fluid Power. Our larger customers purchase products and services in each of these categories. By offering all of these platforms through one source, Kaman has increased our served market almost threefold over the past several years to approximately $35 billion. This strategy has allowed us to expand into these higher-technology and higher-margin product lines, and differentiates us from our competition. Ultimately, these platforms enable us to deliver more value to the customer from a single supplier. The cross-selling opportunities among these three platforms are in the early stages of development, but initial results suggest great potential.

Distribution revenues from continuing operations rose 8.8% in 2012 to $1.01 billion, from $930.1 million in 2011 – the first time the segment's revenues have topped $1 billion. Operating income from continued operations for 2012 was $50.6 million, an increase of 7.8% from $46.9 million in 2011. Operating margins were 5.0% in 2012, flat with 2011.

The business climate for Distribution was stronger in the first half of 2012 than in the second half, resulting in flat organic growth for the year, which meant that acquisitions were the primary driver of our growth last year. Contributions from acquisitions continue to validate our long-term strategy of adding technical products and geographic breadth to our offering.

In December 2011, we acquired Catching Fluidpower, Inc., a leading distributor of fluid power products in the Chicago area and one of Parker Hannifin's premier tri-motion distributors. In conjunction with the acquisition, Parker Hannifin recognized Kaman nationally as a value-added reseller of Parker hydraulics, fluid connectors and pneumatic automation products. We established a strategic alignment with Parker and, during 2012, began the transition of our legacy fluid power business to Parker offerings. This is a major strategic shift for Distribution, one that aligns us with the world's premier fluid power OEM. The integration of Catching Fluidpower into Kaman has proceeded ahead of plan, due to the hard work and ingenuity of our team.

Distribution also acquired the operating assets of Florida Bearings and Zeller Corporation in 2012. As with Catching Fluidpower, the integration of these two acquisitions has added scale, expanded product offerings and geographic coverage, and helped strengthen the Distribution team.

This past year was also important for building new relationships in our distribution business. We continued to make strategic advancements, including an alliance with a Canada power transmission distributor and a significant distribution agreement with



ENGINEERING ENGINEERS AT KAMAN'S DISTRIBUTION SEGMENT LEVERAGE COMPUTER AIDED DESIGN TO HELP OUR CLIENTS OPTIMIZE THEIR OPERATIONS.

Schneider Electric. We received national authorization from Schneider Electric, which now supplies our primary line of AC drives, sensors, low voltage controls and automation. This relationship also authorizes us to sell Schneider Electric Programmable Logic Controllers (PLCs), Human Machine Interfaces (HMIs) and signaling equipment, and broadens the technology available to our customers across our entire organization. In addition, we entered into a strategic alliance named "Sourcepoint International" with Wajax of Canada, under which each organization will support the other in their home market. The alliance should provide Kaman Distribution with increased opportunities to compete for business from North American companies having facilities in both the U.S. and Canada.

Distribution will continue to build upon its three robust platforms, through a combination of acquisitions and organic expansion. In doing so, it is vital that we have the right infrastructure to support our growth. In 2012, we began an investment program to acquire and implement a new state-of-the-art enterprise-wide ERP business system for Distribution. The project – the largest non-acquisition investment in the segment's history – is expected to take several years to implement at a total cost of about $45 million. We expect that it will replace eight existing systems, speed transaction processing, allow for easier integration of acquisitions, increase efficiency and, importantly, enable us to provide even more exceptional customer service.

A Look Ahead

Investing for the future is the underlying theme of this report, and is the bedrock of our approach to managing Kaman. Due to past growth and to fuel our future expansion, we are making significant improvements to our Bloomfield campus, as well as to our facilities in Germany and the United Kingdom. In 2012, we also opened a new 100,000 square foot building in Jacksonville, Florida to house the A-10 and AH-1Z programs. Just as significantly, we are committed to investing in our people, with an expanded Kaman Leadership Development Program that has engaged employees from across the company.

In short, we are investing in the Kaman of the future. I mentioned at the start of this letter that we continue to strive to meet our stated growth objectives in each of our businesses. These include Distribution revenues of $1.5 billion and an operating profit margin of 7.0% and Aerospace revenues of $1.0 billion and an operating profit margin in the high teens. We are building the infrastructure—people as well as technology, plant and equipment—to achieve these goals. Ambitious as they were when we established them, I am confident that they are within our reach. While we cannot predict economic trends, I know I can count on the people of Kaman, and the company they are continuing to build, to reach for these objectives.

When I joined the company five years ago, I was impressed by the spirit of teamwork, innovation and customer service that infused every corner of Kaman. I am even more impressed today and our accomplishments fuel my optimism and excitement for the future of our company. There is no better team in aerospace or distribution. I am grateful for their commitment, hard work and amazing ingenuity. I also recognize the ongoing counsel and support of our Board of Directors and welcome our newest director, Scott Kuechle, the former CFO of Goodrich Corporation. Finally, thank you, our loyal shareholders for your continued confidence.

Neal J. Keating

Investing
TODAY

Building for
TOMORROW



Investing in customer relationships.

AEROSPACE

TODAY

A new 100,000 square foot building in Jacksonville, Florida to house the A-10 and AH-1Z programs.

TOMORROW

Significantly enhanced ability to provide global aerostructures solutions to domestic and global customers.

The investment in the Jacksonville facility represents a step in Kaman's continued evolution from a "build-to-print" business to a more proactive "design and build" company. This transition is making us a more holistic, value-added partner to our aerospace clients.

DISTRIBUTION

TODAY

Three distinct product platforms, built through organic growth and targeted acquisitions in new product areas including, most recently, electrical and automation components and solutions.

TOMORROW

The capability to deliver more value to more clients in a $35 billion market, capitalizing on significant cross-selling potential.

With the addition of Catching Fluidpower in 2011 and Zeller Corp. in 2012, Kaman Distribution now has three product platforms: MRO - Bearings and Power Transmission, Electrical and Automation Control, and Fluid Power. These acquisitions, which strengthen Kaman's position in the fluid power and electronics markets, move the company up the technology curve, where we serve as a true value-added partner to our clients.





Investing in technology.

AEROSPACE

TODAY

Investments in state-of-the-art robotics at the 175,000 sq. ft. Kamatics facility in Bloomfield, Connecticut.

TOMORROW

Technology investments will sustain strong growth momentum and enhance productivity at Specialty Bearings and Engineered Products, which has seen a dramatic increase in revenues without a corresponding increase in overall headcount.

Across Kaman Aerospace, targeted investments keep the company on the leading edge of new developments in robotics, information technology and engineering. These investments have enabled Kaman to supply content on virtually every aircraft manufactured today, and a growing installed base of manufacturers looks to Kaman for continued technological and engineering innovation.

DISTRIBUTION

TODAY

A $45 million investment in a new state-of-the-art, enterprise-wide business system.

TOMORROW

Faster transaction processing, enhanced decision support tools, easier integration of acquisitions and even more exceptional customer service.

Aggressive growth targets require a strong, reliable and extensible technology infrastructure. The new ERP system will not only make Kaman Distribution more efficient, it will enhance customer service and provide the IT backbone needed to support a significantly larger, more profitable and responsive organization.


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Investing in acquisitions.

AEROSPACE

TODAY

Completing the integration of Vermont Composites Inc., a leader in the design and manufacture of composite aerostructures and advanced composite medical equipment.

TOMORROW

Accelerated momentum in higher-growth composite structures sectors and additional capabilities to enhance "design and build" offerings.

Through organic growth and strategic acquisitions, including Brookhouse (2008), Global Aerosystems (2010) and Vermont Composites (2011), Kaman Aerospace has added capabilities from design and manufacturing through aftermarket MRO. The added expertise acquired through these acquisitions enable Kaman Aerospace to solve the world's toughest engineering challenges, supporting the aerospace, industrial and defense industries.

TODAY

Acquisition of Zeller Corporation, a distributor of electrical and automation components and solutions provider, and a premier Schneider Electric distribution partner.

TOMORROW

New growth opportunities as a value-added solutions provider, leveraging a wider and deeper distribution network.

The acquisition of Zeller supplements and strengthens the recent acquisitions of Minarik, Target Electronic Supply and Automation Technology. Complementing organic growth across the business, these acquisitions illustrate our overall strategy of increasing product depth and expanding geographical footprint.



Investing in our people.


KAMAN

Leo Lafleur
Value Stream Manager, Kamatics
When Leo, a long-term Kamatics employee, returned from an eight-month military deployment, Kaman welcomed him back with a job opportunity that reflects his background with the company as well as his experience serving in the armed forces.

Scott Alibozek
ERP Project Manager, Distribution
A participant in Kaman's Leadership Development Program, Scott has steadily advanced from his first position in the transportation department to his current role as a manager on the Distribution segment's major ERP initiative.

Joni Mantor
Machining Support Operator, Precision Products
Joni took advantage of the company's tuition reimbursement program to obtain both undergraduate and MBA degrees.



TODAY

Kaman attracts, develops and motivates a team of highly skilled professionals in a wide range of disciplines.

TOMORROW

The next generation of leaders will drive innovation and growth across all areas of the company.

Eweka Pryce
Machinist Apprentice, Kamatics
Highly skilled machinists are vital to Kaman's success. That's why we partner with the State of Connecticut as well as local educational institutions to train qualified machinists like Eweka.

Carmen Rivera
VP, Human Resources, Distribution
Carmen was previously Director of Human Resources at Kamatics. Her promotion to her current role reflects Kaman's commitment to fostering talent and providing opportunities for advancement across all segments.

In 2010, Kaman launched a formal Leadership Development Program intended to identify and develop individuals with the talent, intellectual capacity, drive and interpersonal skills needed to become the company's next leaders. High-potential individuals from across the organization have participated in this ongoing program, which is just one way that Kaman promotes a highly-skilled, well-motivated and diverse workforce.

And now, the future.

Since our founding in 1945, Kaman has been a company focused squarely on innovation and growth... the future. And we have always recognized that building the future requires investing today. We look forward to meeting the future with confidence, and to reporting further progress next year.